FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer

Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”)
1240 – 1140 West Pender Street
Vancouver, British Columbia V6E 4G1

ITEM 2:	Date of Material Change

October 6, 2008.

ITEM 3:	News Releases

A news release was issued on October 6, 2008 through Marketwire in Canada and the United States. The news release was also filed on SEDAR and with The Toronto Stock Exchange.

ITEM 4:	Summary of Material Change

The Company announced that it has completed its 2008 exploration program on its Central Mineral Belt project in Labrador. The Company also announced the departure of Paul Hosford, President and COO effective October 31, 2008.

ITEM 5:	Full Description of Material Change

The Company announced that it has completed its 2008 exploration program on its Central Mineral Belt project in Labrador. The exploration camps at the Two Time Zone and the C Zone have been shut down and winterized and all personnel have returned from the field to the Company’s office in St. John's. The Company is currently awaiting drill and other assay results and is compiling data from its extensive field programs in both the Northstar and Lonestar division areas. Full results from this year’s program will be released in a series of news releases throughout the fall as results become available.

Due to the climate of uncertainty created by the current state of the financial markets, the Company has elected not to proceed with a winter drill program. A comprehensive cash conservation program is being implemented throughout the Company, which includes the suspension of the Company’s field operations. In light of current circumstances, Paul Hosford, President and COO of the Company, is leaving the Company as of October 31st.

Mr. Hosford brought considerable experience, discipline and focus to the construction and implementation of the Company's 2008 exploration program and the Company acknowledges his contributions and wishes him well in the future. Following Mr. Hosford’s departure, Mark J. Morabito, the Company’s CEO, will also assume the duties of President.

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

ITEM 7:	Omitted Information

None.

ITEM 8:	Executive Officer

Julie Bolden
Vice President Corporate Affairs and Corporate Secretary
(604) 681-8030.

ITEM 9:	Date of Report

October 10, 2008.